Ref.: 3219.70414

July 24, 2007

Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Re: TAG Oil Ltd. – Engineer's Consent

Sproule International Limited does hereby consent to the filing of the written disclosure of the technical report titled "Evaluation of the P&NG Reserves of TAG Oil Ltd. in the Cheal Area of New Zealand (As of March 31, 2007)", dated June 15, 2007; (the "Report") and any extracts from or a summary of the Technical Report in the Listing Application, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Listing Application contains any misrepresentations of the information contained in the Technical Report.

Sincerely,

Jeff Duer, P.Eng.
Reservoir Engineer

JRD:db
J:\TAG 70414\Sproule Consent July 24 07.doc

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